FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities and Exchange Act of 1934

For the date of November 6, 2003

SIGNET GROUP plc

(Translation of registrant’s name into English)

Zenith House

The Hyde

London NW9 6EW

England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET GROUP plc

By: /s/ Walker Boyd

Name: Walker Boyd

Title: Group Finance Director

Date:  November 6, 2003

Embargoed until 12.00 Noon (GMT)	6 November 2003

SIGNET LIKE FOR LIKE SALES UP 4.7% IN THIRD QUARTER

Signet Group plc (LSE: SIG and Nasdaq NMS: SIGY), the world’s largest speciality retail jeweller, today announced its sales performance for the 13 weeks and for the 39 weeks to 1 November 2003.

13 WEEKS TO 1 NOVEMBER 2003

Total Group sales in the 13 weeks to 1 November 2003 were £289.4 million (13 weeks to 2 November 2002: £278.9 million), an increase of 7.1% at constant exchange rates (see Note 1). At actual exchange rates there was an increase of 3.8%. Group like for like sales increased by 4.7%. The breakdown was as follows:

	Sales		Change on Previous Year
	£m	% of Total	Total		Like for Like
US	192.9	66.7	2.8	%(a)	4.5%
UK	96.5	33.3	5.8%		5.0	%(b)
GROUP	289.4	100.0	3.8	%(c)	4.7%

(a)	At constant exchange rates total US sales increased by 7.7%.
(b)	H.Samuel like for like sales were up by 2.2% and Ernest Jones up by 9.4%.
(c)	At constant exchange rates total Group sales increased by 7.1%.

39 WEEKS TO 1 NOVEMBER 2003

Total Group sales in the 39 weeks to 1 November 2003 were £956.8 million (39 weeks to 2 November 2002: £961.7 million), an increase of 5.5% at constant exchange rates (see Note 1). At actual exchange rates there was a decrease of 0.5%, reflecting the weakening of the US dollar. Group like for like sales increased by 3.3%. The breakdown was as follows:

	Sales		Change on Previous Year
	£m	% of Total	Total		Like for Like
US	667.8	69.8	-2.8	%(d)	2.8%
UK	289.0	30.2	5.1%		4.7	%(e)
GROUP	956.8	100.0	-0.5	%(f)	3.3%

(d)	At constant exchange rates total US sales increased by 5.7%.
(e)	H.Samuel like for like sales were up by 3.0% and Ernest Jones up by 7.1%.
(f)	At constant exchange rates total Group sales increased by 5.5%.

COMMENT

Terry Burman, Group Chief Executive, commented “In the US like for like sales increased by 4.5% in the third quarter in a mixed economic environment.

In the UK the 5.0% increase in like for like sales again outperformed the UK retail market.

Our businesses have performed well in the first nine months of the year. Supported by a number of new and continuing initiatives, such as increased advertising, we are well positioned to compete during the important fourth quarter.”

Enquiries:	Terry Burman, Group Chief Executive	}	+44 (0) 20 7399 9520
	Walker Boyd, Group Finance Director	}

	Mike Smith, Brunswick	}	+44 (0) 20 7404 5959
	Tim Grey, Brunswick	}

Signet operated 1,694 speciality retail jewellery stores at 1 November 2003; these included 1,092 stores in the US, where the Group trades as “Kay Jewelers”, “Jared The Galleria Of Jewelry” and under a number of regional names. At that date Signet operated 602 stores in the UK, where the Group trades as “H.Samuel”, “Ernest Jones” and “Leslie Davis”. Further information on Signet is available at www.signetgroupplc.com.

Note 1—Impact of constant exchange rates

The Group has historically used constant exchange rates to compare period-to-period changes in certain financial data. This is referred to as ‘at constant exchange rates’ throughout this release. The Group considers this to be a useful measure for analysing and explaining changes and trends in the Group’s results. The impact of the re-calculation of sales at constant exchange rates, including a reconciliation to the Group’s GAAP sales, is shown below.

13 weeks to 1 November 2003	13 weeks to 1 November 2003 as reported	13 weeks to 2 November 2002 as reported	Growth at actual exchange rates	Impact of exchange rate movement	At constant exchange rates (non-GAAP)	Growth at constant exchange rates (non-GAAP)
	£m	£m	%	£m	£m	%
Sales by origin and destination
UK, Channel Islands & Republic of Ireland	96.5	91.2	5.8	—	91.2	5.8
US	192.9	187.7	2.8	(8.6)	179.1	7.7

	289.4	278.9	3.8	(8.6)	270.3	7.1

13 weeks to 1 November 2003	39 weeks to 1 November 2003 as reported	39 weeks to 2 November 2002 as reported	Growth at actual exchange rates	Impact of exchange rate movement	At constant exchange rates (non-GAAP)	Growth at constant exchange rates (non-GAAP)
	£m	£m	%	£m	£m	%
Sales by origin and destination
Sales by origin and destination	289.0	274.9	5.1	—	274.9	5.1
US	667.8	686.8	-2.8	(55.1)	631.7	5.7

	956.8	961.7	-0.5	(55.1)	906.6	5.5

The third quarter results for the period to 1 November 2003 will be announced at 12.00 Noon (GMT) on Tuesday 25 November 2003. On that day there will be a conference call chaired by Terry Burman at 2.00 p.m. (GMT) (9.00 a.m. Eastern Time and 6.00 a.m. Pacific Time) and a simultaneous webcast available at www.signetgroupplc.com. The details for the conference call on the third quarter results are:

UK dial-in:	+44 (0) 207 019 9504	Pass code:	688890
US dial-in:	+1 718 354 1152	Pass code:	688890

UK 48hr replay:	+44 (0) 207 784 1024	Pass code:	688890#
US 48hr replay:	+1 718 354 1112	Pass code:	688890#

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management’s beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Company operates. Our use of the words “expects,” “intends,” “anticipates,” “estimates,” “may,” “forecast,” “objective,” “plan” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewellery sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group’s business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the “Risk and Other Factors” section of the Company’s 2002/03 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 24, 2003 and other filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.